UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-33107

CANADIAN SOLAR INC.

4273 King Street East, Suite 102

Kitchener, Ontario, N2P 2E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Canadian Solar Files a EUR 50 Million Green Medium Term Note Program in the Spanish MARF to Support Project Development Growth in the EMEA Region

Canadian Solar EMEA Capital Markets, S.A.U., an indirectly wholly-owned subsidiary of Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), registered in Spain on July 21, 2026 a €50,000,000 Green Medium Term Note Program (the “Program”) for admission to trading on the Spanish multilateral trading facility (MTF) for debt securities (MARF). Any payment under the notes issued under the Program will be unconditionally and irrevocably guaranteed by the Company pursuant to a parent company guarantee dated July 15, 2026 (the “Guarantee”), subject to a maximum aggregate liability of €65,000,000 and a duration limitation on the term of the Guarantee. The notes may qualify as “green bonds” pursuant to the International Capital Market Association (ICMA) Green Bond Principles and the Green Financing Framework adopted by the Company in Europe, Middle East and Africa, or EMEA region. Canadian Solar’s Green Financing Framework received a favorable second-party opinion from Sustainalytics.

The notes will only be offered and sold to non-U.S. persons outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”). The notes have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States. The notes may not be offered, sold, pledged or transferred within the United States absent registration or an applicable exemption from the registration requirements.

In the European Union, the notes will only be directed to “qualified investors” as defined in Regulation (EU) 2017/1129, including (i) eligible counterparties, as defined in Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 (the “MiFID II”) and the Spanish Securities Market Act, and (ii) professional clients, as defined in MiFID II and the Spanish Securities Market Act, or any provision which may replace or supplement it in the future.

With the Program, Canadian Solar aims to foster its growth and pursue its business plan in the EMEA region, primarily using the fund proceeds to purchase, finance and/or refinance solar energy and battery storage facilities, and to fund the construction, maintenance, refurbishment and/or repowering of such facilities in the EMEA region and/or other OECD countries which the relevant Canadian Solar company envisages to develop and operate, with the goal of allocating funds for the development of Eligible Green Projects, as well as for general corporate purposes.

The notes will have a minimum denomination of €100,000 each (or a minimum equivalent amount in any other currency), while their interest rates and maturities will be determined at the time of each issuance and set out in the applicable final terms.

Safe Harbor/Forward-Looking Statements

This document does not constitute an offer to sell or a solicitation of an offer to buy any notes, nor shall there be any offer, solicitation or sale of notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offering of notes will be subject to market and other conditions, and there can be no assurance that any offering of notes will be made.

Certain statements in this document, including but not limited to the use of proceeds, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; logistical challenges that could increase the selling costs of CSI, exchange rate fluctuations; litigation; potential initiation of an anti-circumvention investigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed and the note program of Canadian Solar EMEA Capital Markets, S.A.U. established on July 8, 2026. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this document is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Colin Parkin
Name:	Colin Parkin
Title:	Chief Executive Officer

Date: July 23, 2026